EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended March 31,	Three Months Ended March 31,
In thousands, except share data	2016	2015	2014	2013	2012	2017	2017
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,508	$37,918	$40,066	$40,825	$39,175	$35,170	$9,234
Other Interest	3,404	3,173	2,718	2,709	2,314	3,081	533
Amortization of Debt Discount and Expense	1,671	1,760	1,963	1,877	1,848	1,761	501
Interest Portion of Rentals	2,048	1,976	2,302	1,910	1,864	2,333	750
Total Fixed Charges, as defined	41,631	44,827	47,049	47,321	45,201	42,345	11,018
Earnings, as defined:
Net Income	58,895	53,703	58,692	60,538	58,779	62,564	40,310
Taxes on Income	40,714	35,753	41,643	41,705	43,403	42,251	26,923
Fixed Charges, as above	41,631	44,827	47,049	47,321	45,201	42,345	11,018
Total Earnings, as defined	$141,240	$134,283	$147,384	$149,564	$147,383	$147,160	$78,251
Ratios of Earnings to Fixed Charges	3.39	3.00	3.13	3.16	3.26	3.48	7.10